UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 10, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Tuesday, February 10, 2004
(No.2004-02-03)

CARMANAH BRINGS INTEGRATED SOLAR LED PEDESTRIAN

CROSSING TO NORTH AMERICA

Vancouver, British Columbia, Canada – Tuesday, February 10, 2004 - Carmanah Technologies Corporation (TSX V: CMH - Carmanah) is pleased to introduce one of the world's most advanced pedestrian crossing beacons to the North American market.

The Model R820 Pedestrian Beacon is a fully self-contained, solar-powered LED crosswalk signal.  Key advantages include: wireless installation in as little as 30 minutes, minimal capital cost, zero operational cost, a "green" power source, and immunity to electrical blackouts.

"We are pleased to bring the latest LED technology to the multi-billion dollar North American roadways market," states Art Aylesworth, Carmanah's CEO.  "Our solar pedestrian beacon enables municipalities to provide lighted crosswalks and school zones at a significantly lower cost than was previously possible, improving safety while significantly reducing energy consumption and cutting costs."

Introduced to the U.K. and European markets for extensive field trials in 2001, Carmanah's Model R820 is the first product of its kind in the world.  Bristol, England, installed 150 units as school crossing beacons in the fall of 2002 into the challenging English solar environment.  In April 2002, these school crossing lights were voted runner up in the category "INNOVATIONS: Contribution to Sustainability" as part of the UK Lighting Industry Design Awards.

In the first quarter of 2004, the City of Victoria, British Columbia, will become the first North American city to install the R820, with many other clients to follow.  A U.S. patent is pending.

Accident statistics highlight the need for this product.  Most of the approximately 5,000 pedestrian fatalities that occur every year in the U.S. happen at night, at non-intersection locations without proper crosswalks or lightingi.

LED lights, which use up to 90 percent less power and last longer than incandescent lightbulbs, are the latest trend in traffic lighting.  Retrofitting existing traffic signals with LEDs can pay for itself within a few years through reduced maintenance and electricity costs.  Carmanah's solar-powered LED technology offers the added advantage of a stand-alone system with no external wiring.  Installation costs are much lower and operational costs are zero for the product's five-year lifespan.  Carmanah's lights often pay for themselves upon installation.

"Lights that operate independently of the power grid are not only less expensive, they are also more reliable and safer," said Aylesworth. "During the East Coast blackout of 2003, Carmanah's lights kept shining."  Electricity demand growth and aging power grids are prompting traffic engineers to seek alternative power systems.  In 2001, for example, Sacramento County, California, spent $500,000 to convert to LED traffic signals with battery backups at 120 intersections.

Carmanah Technologies recently unveiled the Model R820 Pedestrian Beacon at the American Traffic Safety Services Association (ATSSA) Convention and Traffic Expo, from January 30 to Feb 3, 2004, in San Antonio, Texas.  Carmanah also displayed its full line of solar LED roadway and construction lights, including directional and 360-degree marking lights, bi-directional hazard post markers and sign enhancing lights.  For further information, visit Carmanah's new website dedicated to the roadway market: www.roadlights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the roadway, marine, aviation, transit, railway and industrial worksite markets.  The Company currently has more than 80,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: February 10, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary